

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 8, 2010

Mr. Frank B. Holding, Jr.
Chairman and Chief Executive Officer
First Citizens Bancshares, Inc.
4300 Six Forks Road
Raleigh, North Carolina 27609

Re: First Citizens Bancshares, Inc.
       File No. 001-16715
       Form 10-K for the fiscal year ended December 31, 2008
       Amendment to Form 10-K for the fiscal year ended December 31, 2008
       <u>**Definitive Schedule 14A filed March 20, 2009**</u>

Dear Mr. Holding:

We have completed our review of your filings. We have no further comments at this time.

Sincerely,

Michael R. Clampitt
Senior Attorney